















Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE
FLAGSHIP FUND

Build-for-rent

Single-family rental development near Atlanta, GA

Invest in $1.1 billion of real estate

Consistent growth over time is a timeless — if not trendy — way to build real wealth. Our $1.1 billion* real estate fund aims to give your portfolio a new level of balance, growing your net worth for decades to come.

- 4,700+ single-family rental homes
- Flexible minimums starting at just $10
- 3.3+ million square feet of industrial facilities
- Quarterly, penalty-free withdrawals

Multifamily

Income generating apartments near Tampa, FL

Email address | Get started

Create your free account and start investing in less than 5 minutes.

*Net value of the fund's assets less its liabilities as of Jul 1, 2024.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the ‘40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Prospectus — External Link
- Statement of Additional Information — PDF attachment
- Notice of Repurchase Offer — PDF attachment
- 2024 Semi-Annual Report — PDF attachment
- Interval Fund Distribution Notice — PDF attachment
- Annual Report for Year-End 2023 — PDF attachment
- Q1 2024 Quarterly Portfolio Holdings — PDF attachment
- Q3 2023 Quarterly Portfolio Holdings — PDF attachment
- Subscription Agreement — PDF attachment

11 Dupont Circle NW, 9th Floor
Washington, DC 20036

Contact us

Invest: Real Estate, Private credit, Venture, Retirement, Client returns, For advisors, Fundrise Connect API

Resources: Why Fundrise, How it works, Help center, Articles

Company: About us, Press, Careers

Fundrise Flagship Fund is the marketing name for Fundrise Real Estate Interval Fund, LLC.

The originating advertising material was sponsored and paid for by the Fundrise Real Estate Interval Fund, LLC. The originating advertising material is a paid endorsement. Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Real Estate Interval Fund, LLC before investing.

Fundrise, LLC (“Fundrise“) operates a website at fundrise.com and certain mobile apps (the “Platform“). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional investments over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc. For investors and potential investors who are residents of the State of Washington, please send all correspondence, including any questions or comments, to washingtonstate@fundrise.com.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com